UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  001-06033

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Ground Employee 401(k) Plan
Benefits Administration Department – WHQHR
United Air Lines, Inc.
P.O. Box 66100
Chicago, IL 60666

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAL Corporation
77 W. Wacker Drive
Chicago, Illinois 60601
(312) 997-8000

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2006	16

SIGNATURE

EXHIBIT

The following exhibit is filed herewith:
Exhibit 23(a) Consent of Independent Registered Public Accounting Firm

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting
and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
United Airlines Ground Employee 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Airlines Ground Employee 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan has adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 29, 2007

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005
(In thousands)

	2006	2005
ASSETS:
Plan interest in Master Trust, at fair value	$ 1,597,050	$ 1,059,430
Participant contributions receivable	-	2,982
Employer contributions receivable	10,422	9,418

Total assets	1,607,472	1,071,830

LIABILITIES:
Accrued expenses	(44)	(30)
Excess contributions payable	(248)	(517)

Total liabilities	(292)	(547)

Net assets available for benefits, at fair value	1,607,180	1,071,283

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	2,865	2,886

NET ASSETS AVAILABLE FOR BENEFITS	$ 1,610,045	$ 1,074,169

See notes to financial statements.

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands)

ADDITIONS:
Participant contributions	$ 57,314
Rollover contributions	483
Employer contributions	448,420

Total contributions	506,217

Plan's interest in Master Trust's investment income:
Net appreciation in value of investments	84,765
Dividends	51,947
Interest	16,119

Net investment income	152,831

Total additions	659,048

DEDUCTIONS:
Net transfers to other plans	(1,516)
Benefits paid to participants	(121,284)
Administrative expenses	(641)
Excess contributions payable	269

Total deductions	(123,172)

INCREASE IN NET ASSETS	535,876

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,074,169

End of year	$ 1,610,045

See notes to financial statements.

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the United Airlines Ground Employee 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants—The Plan is a defined contribution plan covering all employees of United Air Lines, Inc. (“United” or the “Company”) who are represented by Aircraft Mechanics Fraternal Association (“AMFA”) and the International Association of Machinists and Aerospace Workers (“IAM”) except Mileage Plus, Inc. employees who participate in the Mileage Plus, Inc. Investment Plus Plan and Maintenance Instructors who participate in the United Airlines Management and Administrative 401(k) Plan. Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Record Keeper—Fidelity Management Trust Company (“Fidelity”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the transfer agent and record keeper of the Plan.

Bankruptcy of Plan Sponsor—On December 9, 2002, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. On February 1, 2006, the Company and its parent UAL Corporation (“UAL”) emerged from bankruptcy protection. Pursuant to the Plan of Reorganization, Company contributions of shares of UAL common stock and cash contributions resulting from the sale of UAL convertible notes were made to certain Plan participants, as discussed below.

Equity Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided certain employees with shares of new UAL stock upon exit from bankruptcy. These equity distributions directly reflect the economic contributions that employees made during the restructuring. The distribution for employees is in direct proportion to the labor savings each employee group provided during the bankruptcy reorganization process.

AMFA shares were distributed in two groups. Approximately 85% of the AMFA shares were allocated among eligible AMFA-represented employees based on that employee’s Considered Earnings, as defined in the Plan, excluding overtime, for the period from May 1, 2003 through December 31, 2005, in proportion to the total for all AMFA-represented employees over the period. Approximately 15% of AMFA shares were distributed according to a similar ratio based on Considered Earnings, excluding overtime, for the period January 1, 2005 through December 31, 2005. IAM shares were distributed based on each eligible employee’s Considered Earnings for the period from May 1, 2003 through December 31, 2005, in proportion to the total for all IAM-represented employees for the period.

UAL shares were deposited directly in the Plan to the extent possible under section 415(c) of the Internal Revenue Code.  Three equity distributions occurred in 2006 for a value of $384,453,970.  An additional equity distribution, related to the 2006 Plan year, occurred on April 27, 2007, for a value of $9,325,378, and is included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006.  Contributions to the Plan resulting from the equity distributions are included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

UAL Convertible Notes Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided that UAL convertible notes be issued to employees to partially offset the retirement benefits that active employees lost when United’s defined benefit pension plans were terminated. IAM elected to sell the allotted notes to the general financial community and distribute the cash proceeds into the Plan for eligible employees. AMFA decided to sell the allotted notes to the general financial community and distribute the proceeds in the form of cash to eligible employees.

Eligible IAM employees include those who retired after May 1, 2003 and before December 31, 2005, and also included employees not yet retired as of December 31, 2005, but who would have been retirement eligible under the terms of the terminated defined benefit pension plan. The IAM provided distribution amounts by employee to the Company. This distribution occurred on August 14, 2006, for $35,031,053. The second and final distribution proceeds of $1,096,716 from the sale of UAL convertible notes as part of the bankruptcy reorganization occurred on March 8, 2007, and are included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006. Contributions to the Plan resulting from the notes distributions are included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.  The remainder of the net proceeds was paid directly to current or former IAM members who were eligible for distribution, but were not eligible 401(k) plan participants.

Contributions—There are several types of contributions that may be made to the Plan on participants’ behalf:

•Voluntary pre-tax contributions: Eligible employees may elect to make voluntary pre-tax contributions in any whole percentage from 1% to 30% of eligible earnings for each pay period. Eligible employees may also make a supplemental election to contribute additional contributions of 1% to 90% of their net after-tax pay. Section 402(g) of the Internal Revenue Code limits the amount of pretax 401(k) contributions to a maximum of $15,000 in 2006. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $44,000.

•Company Contributions: For employees represented by AMFA, beginning July 1, 2005, the Company began accruing Company contributions to participants’ accounts. This Company contribution to the Plan equals 4% of each eligible participant’s eligible earnings. In addition, the Company began making an additional contribution for all participants who were employed on May 15, 2005 according to a schedule based on the sum of the employees’ age and credited service and their classification of Mechanic or Related employee. Contributions accrued without interest from July 1, 2005, to the Company’s exit from bankruptcy on February 1, 2006. This amount was contributed in February 2006. In the event the total amount of the Company’s regular and additional contributions is less than 5% of all participants’ eligible earnings for the Plan year, the Company will make a supplemental Company contribution in the amount necessary to cause total Company contributions to equal 5% of all eligible participants’ earnings for the Plan year. The Company does not make contributions on behalf of IAM employees to the Plan.  Company cash contributions made in 2006, in addition to the Notes and Equity distributions discussed above, were $27,930,663.

•Voluntary pre-tax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pretax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2006, the maximum catch-up amount is $5,000. This amount is scheduled to be adjusted for cost of living increases (in multiples of $500) as set forth in Internal Revenue Code Section 414 (v)(2)(C).

•Rollover contributions: Participants may elect to roll over money into the Plan from certain other qualified employer plans or qualified IRA. The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2006, $483,000 were transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).

The Plan is required to return contributions received during the year in excess of the Internal Revenue Code limits. Such amounts have been recorded as Excess contributions payable in the Statement of Net Assets Available for Benefits at December 31, 2006 and in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions, or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during the year were:

•Fidelity Magellan Fund
•Fidelity Equity-Income Fund
•Fidelity Growth Company Fund
•Fidelity Government Income Fund
•Fidelity OTC Portfolio
•Fidelity Overseas Fund
•Fidelity Balanced Fund
•Fidelity Asset Manager
•Fidelity Asset Manager: Growth
•Fidelity Asset Manager: Income
•Fidelity Retirement Money Market Portfolio
•Fidelity U.S. Bond Index Fund
•U.S. Equity Index Commingled Pool
•Blended Income Fund
•Stated Return Fund (closed to new investments in 1992)
•Spartan International Index Fund
•Vanguard Target Retirement Income
•Vanguard Target Retirement 2005
•Vanguard Target Retirement 2015
•Vanguard Target Retirement 2025

•Vanguard Target Retirement 2035
•Vanguard Target Retirement 2045
•Individual Brokerage Account (Fidelity BrokerageLink)
•UAL Stock Fund (started March 1, 2006).

Vesting—Participants are vested immediately in their pre-tax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. All employees employed as of May 15, 2005, are 100% vested in the Company's regular, additional and supplemental contributions and related earnings. For employees hired after May 15, 2005, a five-year vesting schedule was implemented beginning with 20% vested after the first year of service and increasing in 20% increments thereafter. Employees will be 100% vested in Company contributions upon death or attainment of age 65 while employed by the Company or an affiliate.

Forfeitures— Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited.  If the participant resumes employment with the Company or an Affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce the Company’s contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $2,891 and $1,100 at December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, no forfeitures were applied to reduce the Company’s contributions under the Plan.

Participant Loans— Active employees who are receiving regular pay from the Company may borrow from their Plan accounts. A loan may not exceed $50,000 minus their highest outstanding loan balance over the last 12 months or one-half of their total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro rata transfer from each investment fund in which the account is invested. Amounts invested in the UAL Stock Fund or Fidelity BrokerageLink must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, a maximum of 60 months and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 8% to 9.25% at December 31, 2006). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due, the loan will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution. An initial fee of $35 is deducted from loan proceeds. In addition a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Payment of Benefits—Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested, and existing balances:

•
Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump-sum, equal periodic installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants' current taxable income by a direct roll over into an Individual Retirement Account, qualified participant’s plan, an annuity contract or annuity plan uder Section 403, and certain governamental plans under Section 457.  Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 ½.

•
Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9)

•
In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

–	Hardship withdrawals from 401(k) account, subject to restrictions described in the plan agreements.

–
After reaching age 59-1/2, pre-tax contributions, including catch-up contributions, rollover contributions, and the special Company contribuitons of proceeds of convertible notes and UAL stock (as adjusted for earnings) may be withdrawn at any time.

–	Active participants that have reached age 70-1/2 may choose to defer distribution until termination of employment.

Generally, withdrawals are allocated pro rata to the balances of each of the investment funds in the participant’s account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement—As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits reconciles from fair value to contract value for these investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition—The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. Except for the investment contracts discussed in Note 4, the Trustee determines fair value of the underlying Trust assets using quoted market prices on U.S. securities exchanges or other reliable sources. Shares of mutual funds are valued at the net asset value of shares held by the Trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments—Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

Transfers Between Plans—Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Management and Administrative Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.

3.   INVESTMENT IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Management and Administrative 401(k) Plan, the Flight Attendant
401(k) Plan, and the Mileage Plus Inc. Investment Plus Plan (for the Blended Income Fund). Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. Assets of the Trust are reported at fair value and are allocated to the following plans at December 31, 2006 and 2005, as follows (in thousands):

	December 31, 2006		December 31, 2005
	Amount	Percent	Amount	Percent

Ground Employee 401(k) Plan	$ 1,597,050	40.25%	$ 1,059,430	37.43%
Management and Administrative 401(k) Plan	1,013,323	25.54	703,701	24.87
Flight Attendant 401(k) Plan	1,356,221	34.18	1,065,524	37.65
Mileage Plus, Inc. Investment Plus Plan	1,272	0.03	1,409	0.05

Total	$ 3,967,866	100.00%	$ 2,830,064	100.00%

Investments of the Trust as of December 31, 2006 and 2005 are as follows (in thousands):

	2006		2005
Fidelity Mutual Funds:
Magellan Fund	$ 223,701	*	$ 211,915	*
Equity-Income Fund	181,009		128,141
Growth Company Fund	611,851	*	567,703	*
Government Income Fund	27,777		31,449
OTC Portfolio	153,858		146,599	*
Overseas Fund	309,001	*	187,690	*
Balanced Fund	346,152	*	265,535	*
Asset Manager 50%	34,677		33,833
Asset Manager 70%	52,993		50,800
Asset Manager 20%	17,033		14,809
Spartan International Growth	67,533		2,206
Retirement Money Market Portfolio	100,018		77,868
U.S. Bond Index Fund	44,578		43,737
U.S. EQ Index Class 2	365,754	*	353,137	*
Other Receivables	886		-
BrokerageLink	24,711		-
Stated Return Fund	96,983		103,720
Blended Income Fund	556,228	*	549,074	*
UAL Stock Fund	384,655	*	-
UAL Stock Purchase Acct	6		-
Vanguard Target Retirement Income	2,201		276
Vanguard Target Retirement 2005	15,900		1,010
Vanguard Target Retirement 2015	102,941		1,858
Vanguard Target Retirement 2025	84,747		1,396
Vanguard Target Retirement 2035	42,556		713
Vanguard Target Retirement 2045	14,668		967
Participant Loan Fund	105,449		55,628

Total investments, at fair value	$ 3,967,866		$ 2,830,064

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,773		6,729

Total investments	$ 3,974,639		$ 2,836,793

*Represents an investment greater than 5% of Trust net assets.

The Trust’s investment gain (loss) for the year ended December 31, 2006, is as follows (in thousands):

Fidelity Mutual Funds:
Magellan Fund	$ (40,113)
Equity-Income Fund	14,796
Growth Company Fund	52,782
Government Income Fund	(260)
OTC Portfolio	12,928
Overseas Fund	15,116
Balanced Fund	10,389
Asset Manager 50%	146
Asset Manager 70%	3,837
Asset Manager 20%	(235)
Spartan International Growth	6,525
U.S. Bond Index Fund	87
U.S. EQ Index Class 2	51,711
BrokerageLink	692
UAL Stock Fund	64,407
Vanguard Target Retirement Income	43
Vanguard Target Retirement 2005	546
Vanguard Target Retirement 2015	5,629
Vanguard Target Retirement 2025	5,886
Vanguard Target Retirement 2035	3,311
Vanguard Target Retirement 2045	1,039

Net appreciation	209,262

Dividends	143,175
Interest	29,835

Trust investment gain	$ 382,272

4.	GUARANTEED INVESTMENT CONTRACT (“GIC”) AND SYNTHETIC GIC

The Master Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund.  The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits for the year ended December 31, 2006 and 2005.

Guaranteed Investment Contract
The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”).  Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions.  Interest crediting rates are determined according to a specific formula.  Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account.  The minimum crediting rate under the annuity contract is 1.50%.  The average yield credited to participants at December 31, 2006 and 2005 was 4.55% and 4.48%, respectively.  Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contract in the Stated Return Fund held by the Trust at December 31, 2006 and 2005 was $96,982,780 and $103,719,572, respectively.  The average yield for the Stated Return Fund was 4.67% and 4.58% for the years ended December 31, 2006 and 2005, respectively.

The Plan’s ability to transact at contract value could be limited in the event the Company initiated contract termination.  There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs
The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities and “wrap” contracts with four counterparties.  The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals.  The fair value of the Blended Income Fund equals to the sum of the market value of the underlying investments plus the fair value of the wrap rebid, which is calculated by discounting the difference between the contractual wrap rebid fee and the market value of the rebid fee over the remaining duration of the contract.  The fair value of the wrap rebid was $(7,287) and $0 at December 31, 2006 and 2005, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund.  The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund.  The minimum crediting rate under the Blended Income Fund is 0%.  The average yield credited to participants at December 31, 2006 and 2005, were 4.53% and 4.21%, respectively.  Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2006 and 2005 was $556,228,173 and $549,074,327, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2006 and 2005, was 4.57% and 4.42%, respectively.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include: (i) the Plan’s failure to qualify under Section  401(a) or 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Income Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Income Fund directly to a competing option.

5.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2006 were $626,517.

The Plan invested in shares of UAL common stock starting March 1, 2006. UAL is the parent company of United and, as such, investment activity related to the UAL common stock qualifies as exempt party-in-interest transactions.

6.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of the Company subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated September 5, 2003, that the Plan and related Trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.    RECONCILIATION TO FORM 5500

At December 31, 2006 and 2005, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements.  However, these investment contracts are reported at fair value in the Form 5500. The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2006	2005

Net assets available for plan benefits per financial statements	$ 1,610,045	$ 1,074,169
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,865)	(2,886)

Net assets available for plan benefits per Form 5500	$ 1,607,180	$ 1,071,283

		Year Ended
		December 31, 2006

Net investment income per financial statements		$ 152,831

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		21
Net investment income per Form 5500		$ 152,852

9.    PLAN AMENDMENT

During 2006, the Plan was amended twice, primarily to maximize the amount the Company could contribute to the Plan due to the Equity Distribution and the UAL Convertible Notes Distribution (Note 1) and to specify that contributions of Equity and Convertible Notes proceeds are available for hardship withdrawal and age 59-1/2 in-service withdrawal. The amendments also clarified the accelerated vesting provisions upon termination or partial termination of the Plan, indicating that upon termination or partial termination of the Plan, the accounts of affected participants will vest in full. Finally, the amendments changed the default investment option from a specified fund to a fund selected from time to time by the Plan Administrator.

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SUPPLEMENTAL SCHEDULE

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006
(In thousands)

Identity of Issue, Borrower,
or Similar Party	Description of Investment	Current Value

Investments Held in the Trust, at fair value*		$ 1,537,391

Participants’ loan balance*	Participant loans earning interest
	from 8% to 9.25% maturing from
	2006 through 2021	59,659

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts		2,865

TOTAL		$ 1,599,915

*Denotes party-in-interest investment.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Ground Employee 401(k) Plan
Date: June 29, 2007	/s/ M. Lynn Hughitt________________________________________ M. Lynn Hughitt Member Retirement and Welfare Administration Committee, the Plan Administrator

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm